March 31, 2023

Via Edgar Transmission

Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Simpple Ltd. (the “Company”) Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted March 1, 2023 CIK No. 0001948697

Dear Mr. King:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated March 14, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 4 to Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 4 to Draft Registration Statement on Form F-1 Filed March 1, 2023

Selling Shareholders, page ALT-15

1.

We note your statement that “none of the Selling Shareholders has had any position, office or other material relationship within past three years with the Company.” Please revise to acknowledge that your Chief Executive Officer, Executive Chairman, Chief Operating Officer, and Chief Technology Officer own shares in Mains d’Or Investments Limited and if true, state that none of these individuals are selling their holdings in the resale offering.

Response: We respectfully advise the Staff that the Company has removed the resale prospectus and all Alt-pages.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com